Exhibit 99.1

Silynxcom Estimates Revenue Growth of More Than 100% for the First Quarter of 2024

Netanya, Israel, May 13, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, today provided preliminary unaudited financial results as of and for the three months ended March 31, 2024.

On a preliminary unaudited basis, Silynxcom is reporting a strong performance for the first quarter of 2024, highlighting accelerated operational and business growth including:

●	preliminary unaudited revenue for the three months ended March 31, 2024, that is estimated at $3.525 million, representing an estimated increase of more than 100% compared to the same period in 2023; and

●	preliminary unaudited cash and cash equivalents as of March 31, 2024, that amounted to $4.353 million.

“We are proud to report remarkable preliminary results, marked by significant revenue growth. This success has been fueled by our expansion in our marketing efforts, our customer base and our new innovative products. Recent geopolitical events strengthen demand for effective and safe solutions for tactical communication, increasing global awareness of our advanced capabilities,” said Nir Klein, Silynxcom’s Chief Executive Officer.

The above figures represent preliminary unaudited estimates and final quarterly reporting results may vary. The preliminary unaudited results presented reflect the Company’s estimates based solely upon information available and the Company’s final results may differ from these preliminary estimates due to the completion of the Company’s financial closing procedures, final adjustments and other developments that may arise between now and the time such final unaudited financial information is issued. The foregoing forward-looking statements reflect the Company’s expectations as of today’s date.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcement units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses statements related to the Company’s preliminary unaudited results as of and for the three months ended March 31, 2024. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

INVESTOR RELATIONS CONTACTS:

Michal Efraty
IR Manager
ir@silynxcom.com